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                             May 19, 2020

       Douglas T. Moore
       Chief Executive Officer
       1847 Goedeker Inc.
       13850 Manchester Rd.
       Ballwin, MO 63011

                                                        Re: 1847 Goedeker Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 22,
2020
                                                            File No. 333-237786

       Dear Mr. Moore:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed on April 22, 2020

       Prospectus Summary, page 1

   1. Please revise your summary to prominently disclose the company's current liquidity condition, including
cash on hand, total debt outstanding, the company's default on certain loan agreements and
promissory notes, and the company's dependence on the proceeds of the offering to repay
such loans and meet outstanding obligations, to the extent accurate.
       Our Corporate History and Structure, page 2

   2. Please revise to discuss your relationship with 1847 Holdings, LLC, including the continued involvement
of such company through management and pursuant to your
                                                        management services
agreement with 1847 Partners LLC. Please also include disclosure related to potential
conflicts of interest in an appropriate place in your prospectus.
 Douglas T. Moore
FirstName LastNameDouglas T. Moore
1847 Goedeker Inc.
Comapany Name1847 Goedeker Inc.
May 19, 2020
May 19, 2020 Page 2
Page 2
FirstName LastName
Summary Financial Information, page 9

3. Please revise to separately present and label predecessor and successor periods.
Risk Factors
Our third-party loans contain certain terms..., page 13

4. Please revise this risk factor to clearly present the current status of certain of your third-
         party loans and promissory notes, including that such loans and notes are in default.
         Please also clearly state the impact to your financial condition or operations if you are unable to cure such defaults. Please also clarify, here and in your Liquidity discussion on page 42, whether you are dependent on the offering proceeds to repay your outstanding debt and meet your anticipated cash needs for the next 12 months.
Use of Proceeds, page 32

5. We note you intend to use some of the proceeds from your offering for the retirement of debt. Please state the interest rate and maturity of the debt. Also, if the debt was incurred within the past year, describe the use of the proceeds of the debt. See Instruction 4 to Item
         504 of Regulation S-K.
Capitalization, page 34

6. Please include a double underline beneath cash and cash equivalents to clarify that such amounts are not included in your total capitalization.
Dilution, page 36

7. Please revise your calculation of net tangible book value to exclude any intangible assets, such as deferred costs or goodwill, that cannot be sold separately from all other assets of the business.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
40

8. We note your disclosure that your net product sales decreased from fiscal 2018 to fiscal
         2019 as a result of the transition in ownership and shipping delays that were the result of working capital issues. Please revise to explain specifically how shipping delays were the result of working capital, and quantify the impact of resulting customer cancellations on the decrease in net product sales, to the extent practicable. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood that past performance is indicative of future performance, and explain whether the shipping delays and working capiting issues, and the resulting decrease in product sales and net income, represents a material trend that you expect to continue. See Item 303 of Regulation S-K and SEC Release No. 33-8350.
 Douglas T. Moore
1847 Goedeker Inc.
May 19, 2020
Page 3


Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 40

9. We note your presentation of the combined results for the predecessor and successor periods for the year ended December 31, 2019. It is not appropriate to combine the results for purposes of your Management's Discussion and Analysis as the financial statements are prepared on different basis of accounting and are not comparable. Please revise your tabular presentation and discuss the separate historical results of your predecessor and successor. To the extent you include a supplemental comparative discussion of the results for fiscal 2019 and fiscal 2018 prepared on a pro forma basis consistent with the requirements set forth in Article 11 of Regulation S-X, disclosure should be provided to explain how the pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using such a presentation.
Financial Statements
Balance Sheets, page F-4

10. Please revise to label the Predecessor balance sheet December 31, 2018.
Note 1. Organization and Nature of Business, page F-9

11. Please expand to disclose the nature of the Company's business and activities prior the acquisition of Goedeker Television Company. Refer to ASC 275-10-50-2.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition and Cost of Revenue, page F-10

12. Please disclose the significant judgements made in evaluating and determining that control is transferred upon delivery and installation. Refer to ASC 606-10-50-19. Please explain to us how those instances where revenue is recognized when shipped is distinguished from those product sales where revenue is recognized upon delivery. Additionally, please tell us approximately what percentage of your sales are recognized when shipped versus upon delivery and installation.
13. We note revenue from the sale of long-term service warranties are recognized net of costs to sell the contracts to the third-party warranty service company. We also note your disclosure elsewhere, for example on page 3, that warranties are offered through third party vendors who absorb the cost of repairs and pay you a commission for selling the warranty product. Please clarify whether you recognize the commission received or both
FirstName revenue from the sale and related costs incurred.
       the LastNameDouglas T. Moore
Comapany Name1847aGoedeker Inc. your obligations for returns and refunds. Refer to ASC
14.  Please include description of
     606-10-50-12.
May 19, 2020 Page 3
FirstName LastName
 Douglas T. Moore
FirstName LastNameDouglas T. Moore
1847 Goedeker Inc.
Comapany Name1847 Goedeker Inc.
May 19, 2020
Page 4
May 19, 2020 Page 4
FirstName LastName
15. We note that almost all your furniture sales are drop shipped to the customer. Please tell us what factors you considered in determining you were the principal in those transactions. Refer to ASC 606-10-55-36.
Note 8. Business Combination, page F-19

16. Please reconcile the aggregate purchase price of $6.2 million discussed on page F-17 and amount of consideration paid listed in the table on page F-19 revising your disclosure as appropriate to clarify the discrepancy. Further, explain and reconcile the purchase price and consideration disclosed here with your non-cash investing and financing activities on page F-8 disclosing the acquisition of Goedeker Television Co. of $11,399,200.
17. We note that you have recorded $809,000 in other assets attributed to a working capital adjustment related to the purchase transaction. We also note as the filing of this document, Goedeker has not paid this amount, Goedeker is disputing payment and that you have submitted a claim for arbitration to the American Arbitration Association relating to Goedeker's failure to pay the amount. Please tell us how you determined this amount is fully recoverable.
Note 11. Notes Payable, Related Parties, page F-23

18. You disclose the note payable to Goedeker contains customary events of default, including in the event of a default by you of any of the covenants under the asset purchase agreement or any other agreement entered into in connection with the asset purchase agreement. You also disclose you did not meet certain loan covenants under the loan and security agreement with Burnley and SBCC. It appears the loan and security agreements with Burnley and SBCC were entered into in connection with the asset purchase agreement. As such, please clarify why the technical defaults under the Burnley and
         SBCC agreements do not constitute a default under the Goedeker note payable.
19. Please disclose the amount of maturities for each of the five years following the latest balance sheet presented. See ASC 470-10-50-1.
Note 16. Income Taxes, page F-28

20. Please tell us your consideration of providing disclosure regarding the realizability of your deferred tax asset. Refer to ASC 740-10-50-21.
Recent Sales of Unregistered Securities, page II-2

21. Please furnish the complete disclosure required by Item 701 of Regulation S-K. In this regard, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.
 Douglas T. Moore
FirstName LastNameDouglas T. Moore
1847 Goedeker Inc.
Comapany Name1847 Goedeker Inc.
May 19, 2020
Page 5
May 19, 2020 Page 5
FirstName LastName
Exhibits

22. We note that you purchase 44% of your appliances from Whirlpool and you disclose that termination of the supply agreement with Whirlpool could have a material adverse effect on your business, financial condition and results of operations. Please file your supply agreement with Whirlpool, or tell us why you are not required to do so. Please refer to
         601(b)(10) of Regulation S-K.
General

23. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Aamira Chaudhry, Staff Accountant at 202-551-3389 or Donna Di
Silvio, Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-
551-3342 or Erin Jaskot, Legal Branch Chief at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services